Exhibit 99.1

GFL Environmental Joins the Russell 1000® and Russell 3000® Indices

MIAMI BEACH, FL, June 25, 2026 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”) today announced that it has been added as a member of the U.S. large-cap Russell 1000® Index and the broad-market Russell 3000® Index, effective as at the opening of the U.S. equity markets on June 29, 2026. The inclusion comes as part of the 2026 Russell Index Reconstitution, which captures the 4,000 largest U.S. stocks ranked by total market capitalization.

Earlier this year, the Company relocated its executive headquarters to Florida to align with its expanding presence in the Southeastern region of the United States and to gain broader index inclusion. Today’s announcement is a direct benefit of those actions.

"Our inclusion in the Russell 1000® Index is a testament to the success of GFL’s growth strategy,” said Patrick Dovigi, Founder and Chief Executive Officer of GFL. “It unlocks immediate access to a significantly wider base of global passive and active investors, while preserving our eligibility for inclusion across Canadian equity indices.”

Mr. Dovigi continued, “This milestone is an initial step in increasing our market visibility. We plan to implement additional strategic initiatives to further expand our index inclusion eligibility, which we believe will result in even broader inclusion across additional major North American indices”.

The Russell U.S. Indexes are extensively used by investment managers, pension funds and exchange-traded funds as benchmarks for investment decisions and portfolio construction, with approximately US$12.2 trillion in assets benchmarked against them as of June 2025. FTSE Russell determines Russell Index membership based on objective, rules-based market-capitalization rankings and style attributes.

About GFL

GFL is the fourth largest diversified environmental services company in North America, providing comprehensive solid waste management services from its platform of facilities throughout Canada and 18 U.S. states. GFL has a workforce of more than 15,000 employees across its organization.

About FTSE Russell, an LSEG Business

FTSE Russell is a global index leader that provides innovative benchmarking, analytics and data solutions for investors worldwide. FTSE Russell calculates thousands of indexes that measure and benchmark markets and asset classes in more than 70 countries, covering 98% of the investable market globally. FTSE Russell index expertise and products are used extensively by institutional and retail investors globally.

Approximately US$21.20 trillion is benchmarked to FTSE Russell indexes. Leading asset owners, asset managers, ETF providers and investment banks choose FTSE Russell indexes to benchmark their investment performance and create ETFs, structured products and index-based derivatives.

A core set of universal principles guides FTSE Russell index design and management: a transparent rules-based methodology is informed by independent committees of leading market participants. FTSE Russell is focused on applying the highest industry standards in index design and governance and embraces the IOSCO Principles. FTSE Russell is also focused on index innovation and customer partnerships as it seeks to enhance the breadth, depth and reach of its offering.

FTSE Russell is wholly owned by LSEG.

For more information, visit FTSE Russell.

Forward Looking Statements

This release includes certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”), within the meaning of applicable U.S. and Canadian securities laws, respectively. Forward-looking information includes all statements that do not relate solely to historical or current facts and may relate to our future outlook, financial guidance and anticipated events or results and may include statements regarding our financial performance, financial condition or results, business strategy, growth strategies, budgets, operations and services. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, although not all forward-looking information includes those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, is subject to known and unknown risks, uncertainties, assumptions and other important factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Important factors that could materially affect our forward-looking information can be found in the “Risk Factors” section of GFL's annual information form for the year ended December 31, 2025 and GFL's other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. Shareholders, potential investors and other readers are urged to consider these risks carefully in evaluating our forward-looking information and are cautioned not to place undue reliance on such information. There can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors not currently known to us or that we currently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The forward-looking information contained in this release represents our expectations as of the date of this release (or as the date it is otherwise stated to be made), and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable U.S. or Canadian securities laws.

For more information:

Patrick Dovigi

+1 905-326-0101

pdovigi@gflenv.com